April 7, 1994


VIA WIRE TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Amendment of Schedule 13D Statement Regarding
          Securities of The Advest Group, Inc.
          (the "Company")

Ladies and Gentlemen:

     Attached for filing pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, please find one manually-executed original of Amendment No. 1 to the Statement on Schedule 13D of American Ranger, Inc. with respect to securities of the Company.

                               Very truly yours,



                               William H. Cuddy

WHC/mld
Enclosures
cc:  Mr. John P. Redding